04016641

S0 7/28/04

FJ 7/29

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED JUL 2 6 2004 WASH. D.C. SECTION

| SEC FILE NUMBER |
|---|
| 8-50006 |

8-50322

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06-01-03 (MM/DD/YY) AND ENDING 05-31-04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD FINANCIAL, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

PROCESSED JUL 3 0 2004 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 ST. LOUIS STREET, SUITE 1000
(No. and Street)

| SPRINGFIELD | MO | 65801-2025 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN D. BLUMREICH (417) 869-8588
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

| 10001 INNOVATION DR., SUITE 201 | MILWAUKEE | WI | 53226 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, STEVEN D. BLUMREICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD FINANCIAL, L.L.C., as of MAY 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN TRAMM
Notary Public - Notary Seal
STATE OF MISSOURI
Greene County
My Commission Expires: Jan. 14, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BKD FINANCIAL, L.L.C.
Springfield, Missouri

# FINANCIAL STATEMENTS
May 31, 2004

## TABLE OF CONTENTS

**Clifton Gunderson LLP**
Certified Public Accountants & Consultants

## Independent Auditor's Report

Board of Directors
BKD Financial, L.L.C.
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Financial, L.L.C. as of May 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Financial, L.L.C. as of May 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 8, 2004

**BKD FINANCIAL, L.L.C.**
**STATEMENT OF FINANCIAL CONDITION**
**May 31, 2004**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 685,650 |
| Investment | | 2,175 |
| Accounts receivable and unbilled fees, less allowance for doubtful accounts of $54,789 | | 17,236 |
| Prepaid expenses | | 2,748 |
| Furniture and equipment, less accumulated depreciation of $8,102 | | 987 |
| **TOTAL ASSETS** | | $ 708,796 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accrued expenses | $ 16,713 | |
| Other liabilities | 18,839 | |
| Total liabilities | | $ 35,552 |
| **MEMBER'S EQUITY** | | 673,244 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | | $ 708,796 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

## BKD FINANCIAL, L.L.C.
## STATEMENT OF OPERATIONS
## Year Ended May 31, 2004

| | | |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $2,087,313 | |
| Interest | 941 | |
| Unrealized gain | 315 | |
| Total revenue | | $2,088,569 |
| **EXPENSES** | | |
| Employee compensation and benefits | 767,173 | |
| Occupancy and equipment costs | 47,242 | |
| Legal and professional | 455,461 | |
| Bad debts | 22,277 | |
| Advertising | 4,070 | |
| Travel | 17,425 | |
| Insurance | 17,356 | |
| Other | 50,581 | |
| Total expenses | | 1,381,585 |
| **NET INCOME** | | $ 706,984 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

**BKD FINANCIAL, L.L.C.**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**Year Ended May 31, 2004**

| | |
|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ 194,611 |
| Net income | 706,984 |
| Contributions | 857,127 |
| Distributions | (1,085,478) |
| **BALANCE, END OF YEAR** | $ 673,244 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

**BKD FINANCIAL, L.L.C.**
**STATEMENT OF CASH FLOWS**
**Year Ended May 31, 2004**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 706,984 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 531 | |
| Provision for bad debts | 22,277 | |
| Unrealized gain on investment | (315) | |
| Effects of changes in operating assets and liabilities: | | |
| Accounts receivable | (18,042) | |
| Prepaid expenses | (1,175) | |
| Accrued expenses | 2,017 | |
| Other liabilities | 6,625 | |
| Net cash provided by operating activities | | $ 718,902 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions | (1,085,478) | |
| Contributions received | 857,127 | |
| Net cash used in financing activities | | (228,351) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 490,551 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | | 195,099 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | | $ 685,650 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

## BKD FINANCIAL, L.L.C.
## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
## May 31, 2004

BKD Financial, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

### USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### INVESTMENTS

Investments are stated at fair value based on quoted market prices.

### ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectibility of unbilled fees is not certain.

## FURNITURE AND EQUIPMENT

Furniture and equipment are depreciated using straight-line or accelerated methods over their estimated useful lives which range from three to seven years.

## NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

## REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction are recognized when the fees are collected.

## INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in their income tax returns.

BKD FINANCIAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2004

## NOTE 1 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company and is reimbursed by the Company monthly.

The Company paid the member facilities and overhead totaling $30,738 for the year ended May 31, 2004. In addition, the Company receives accounting and administrative services from the member. Fees for these services totaled $26,400 for the year ended May 31, 2004.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned on each client. Total referral fees paid to the member was $422,561 for the year ended May 31, 2004.

## NOTE 2 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2004 the Company recognized $19,083 of expense in connection with this plan.

## SUPPLEMENTAL INFORMATION

**BKD FINANCIAL, L.L.C.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**May 31, 2004**

| | | |
|---|---|---|
| **TOTAL MEMBER'S EQUITY** | | $ 673,244 |
| Nonallowable assets | | |
| Investment | $ 2,175 | |
| Accounts receivable | 17,236 | |
| Prepaid expenses | 2,748 | |
| Net furniture and equipment | 987 | |
| Total nonallowable assets | | 23,146 |
| Other deductions | | 13,413 |
| **NET CAPITAL** | | $ 636,685 |

**Reconciliation with Company's Computation**
**(included in Part IIA of Form X-17A-5 as of May 31, 2004)**

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

**BKD FINANCIAL, L.L.C.**
**COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**Year Ended May 31, 2004**

| | |
|---|---|
| Aggregate Indebtedness | |
| Included in statement of financial condition | |
| Accounts payable, accrued expenses and other liabilities | $ 35,552 |
| | |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 2,370 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 631,685 |
| Excess net capital at 1,000% | $ 633,130 |
| Ratio of aggregate indebtedness to net capital | .06 to 1 |

**BKD FINANCIAL, L.L.C.**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**Year Ended May 31, 2004**

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal year 2004.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
BKD Financial, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Financial, L.L.C. for the year ended May 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 8, 2004